                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549




                                   FORM 11-K




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the Fiscal Year Ended December 31, 1994




                 CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

                            (Full title of the Plan)



                              CERIDIAN CORPORATION
                             8100 34th Avenue South
                             Minneapolis, MN  55425

                    (Name and address of principal executive
                  office of the issuer of the securities held
                             pursuant to the Plan)

                               Ceridian Corporation
                             Personal Investment Plan

     Index to Financial Statements, Schedules, and Exhibits


     Financial Statements                                   Page Number


     Independent Auditors' Report                                2

     Statement of Net Assets Available for Benefits
      with Fund Information as of December 31, 1994              4

     Statement of Net Assets Available for Benefits
      with Fund Information as of December 31, 1993              5

     Statement of Changes in Net Assets Available for
      Benefits with Fund Information for the Year Ended
       December 31, 1994                                         6

     Notes to Financial Statements -
       December 31, 1994 and 1993                               7-11


     Supplemental Schedules


     Schedule 1 - Item 27a - Schedule of Assets Held
                    for Investment Purposes                      12

     Schedule 2 - Item 27d - Reportable Transactions             13


     Signature                                                   14


     Exhibits
     Exhibit 23 - Consent of Independent Auditors                15



                                     - 1 -


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                          INDEPENDENT AUDITORS' REPORT

     The Board of Directors and
     the Retirement Committee
     Ceridian Corporation:

     We have audited the accompanying statements of net assets available for benefits with fund information of the Ceridian Corporation Personal Investment Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets











                                     - 2 -
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     available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the number of purchases and sales represented by these transactions. Disclosure of this information, which is not considered material to the financial statements taken as a whole, is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                             KPMG Peat Marwick
     Minneapolis, MN
     June 7, 1995

















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

                                        CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                            Statement of Net Assets Available for Benefits with Fund Information
                                                      December 31, 1994
                                                   (Dollars in thousands)

                       Ceridian    New       Int'l    Capital    Prime      New              Equity  Small-Cap
                        Stock    Horizons    Stock     Apprec.  Reserve    Income  Balanced   Income    Value      Loan
                        Fund       Fund       Fund      Fund      Fund      Fund     Fund      Fund      Fund      Fund     Total


Investments
   Ceridian Corporation
      Common Stock      $  8,535  $    --   $    --   $    --   $    --   $    --  $    --   $    --   $    --   $    --  $  8,535

   T. Rowe Price Funds       --    18,544     6,524     2,640    18,681    10,148    1,901    30,715       441        --    89,594

   Loans Receivable
      from Participants      --        --        --        --        --        --       --        --        --     2,339     2,339

Total Investments         8,535    18,544     6,524     2,640    18,681    10,148    1,901    30,715       441             100,468
                                                                                                                   2,339


Cash                         89        --        --        --        --        --       --        --        --        --        89

Employer Contributions
   Receivable               169       294       181        82       319       138       58       425        23        --     1,689

Net Assets Available
   for Benefits         $  8,793  $ 18,838  $  6,705  $  2,722  $ 19,000  $ 10,286 $  1,959  $ 31,140  $    464  $  2,339 $102,246




See accompanying notes to financial statements.



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

                          CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
              Statement of Net Assets Available for Benefits With Fund Informati
                                        December 31, 1993
                                     (Dollars in thousands)

                        Ceridian     New       Int'l     Capital    Prime      New                Equity
                         Stock    Horizons     Stock    Apprec'n   Reserve    Income  Balanced    Income        Loan
                          Fund      Fund        Fund       Fund      Fund      Fund     Fund      Fund          Fund      Total

Investments
  Ceridian Corporation
    Common Stock       $  5,823   $    --    $    --    $    --   $    --   $    --  $    --     $    --   $    --       $ 5,823

  T. Rowe Price Funds        --    17,644       3,995     1,850    19,592    12,546    1,389      29,995        --        87,011

  Loans Receivable
    from Participants        --        --          --        --        --        --       --          --         2,546     2,546

  Total Investments       5,823    17,644       3,995     1,850    19,592    12,546    1,389      29,995         2,546    95,380

Cash                          3        --          --        --        --        --       --          --            --         3

Employer Contributions
  Receivable                 48       143          61        32       145        87       27         232            --       775

Net Assets Available
  for Benefits         $  5,874   $17,787     $ 4,056   $ 1,882   $19,737   $12,633  $ 1,416     $30,227      $  2,546   $96,158



 See accompanying notes to financial statements.

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
                                             CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                            Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                 For the Year Ended December 31, 1994
                                                       (Dollars in thousands)

                       Ceridian    New       Int'l    Capital    Prime      New              Equity  Small-Cap
                        Stock    Horizons    Stock     Apprec.  Reserve    Income  Balanced   Income    Value      Loan
                        Fund       Fund       Fund      Fund      Fund      Fund     Fund      Fund      Fund      Fund     Total


Participant
 Contributions         $   896   $ 1,954   $ 1,045   $   455   $ 2,370   $   859   $   484   $ 2,602   $   49    $   --   $ 10,714

Employer
 Contributions             240       446       261       120       507       217        88       653       27        --      2,559

Net Appreciation
 (Depreciation) on
 Fair Market Value
 of Investments
 Including Realized
 Gains (Losses)          2,432    (1,603)     (522)     (131)       --    (1,079)     (135)   (1,239)      (37)      --     (2,314)

Investment Income
   Dividends                --     1,631       397       210       670       810        98     2,535        32       --      6,383
   Interest                 --        --        --        --        --        --        --        --        --      134        134

      Total
       Additions         3,568     2,428     1,181       654     3,547       807       535     4,551        71      134     17,476

Withdrawals
  by Participants          741     1,732       773       286     3,057     1,562       146     2,938        --      153     11,388

Net Increase
 (Decrease) prior
 to Interfund
 Transfers               2,827       696       408       368       490      (755)      389     1,613        71      (19)     6,088


 Interfund Transfers        92       355     2,241       472    (1,227)   (1,592)      154      (700)      393     (188)        --

 Increase (Decrease)
 in Net Assets
 Available for Benefits  2,919     1,051     2,649       840      (737)   (2,347)      543       913       464     (207)     6,088

Net Assets
 Available for
 Benefits:
Beginning of Year        5,874    17,787     4,056     1,882    19,737    12,633     1,416    30,227        --    2,546     96,158


End of Year            $ 8,793   $18,838   $ 6,705   $ 2,722   $19,000   $10,286   $ 1,959   $31,140   $   464   $2,339   $102,246

See accompanying notes to financial statements.


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
CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1994 and 1993

  (1)  Summary of Significant Accounting Policies


       (a)  Basis of Presentation

            The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)  Custodian of Investments

            Under the terms of a trust agreement between T. Rowe Price
            Trust Company (the "Trustee") and Ceridian Corporation (the
            "Company"), the Trustee holds, manages, and invests contributions to the Ceridian Corporation Personal Investment
            Plan (the "Plan") and income therefrom in funds selected by the Company's Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker's blanket bond in excess of $50,000,000 insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.


       (c)  Investments

            Investments are stated at their approximate fair market value.
            Investments in the Company's common stock are valued at prices published in the New York Stock Exchange Composite Transaction listing. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount plus accrued interest which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

       (d)  Costs and Expenses


            All costs and expenses of administering the Plan are paid by the Company and adopting affiliates.










                                    - 7 -
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                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1994 and 1993

  (2)  Description of the Plan


       The Plan is a defined contribution plan, qualified under Section
       401(a) of the Internal Revenue Code, which includes provisions under
       Section 401(k) allowing eligible participants to direct the employer to contribute a portion of the employee's compensation to the plan on a pre-tax basis through payroll deductions. Through
                1994, participation has been limited to substantially all December
       Company employees who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system and have completed 900 hours of service within a twelve month eligibility period. The Plan is administered by the Retirement Committee of Ceridian Corporation
       (the "Company"), which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  (3)  Participant Accounts and Vesting


       The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any Company contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their contributions and Company contributions, plus actual earnings thereon; therefore, there are no forfeitures.

  (4)  Contributions

       Participants may direct the Company to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations.
       During 1994, the Plan limited payroll deduction contributions on behalf of highly compensated participants to 6% of their compensation in any pay period prior to July 1, 1994, and to 8% of the compensation thereafter. No participant may make salary deferral contributions to the Plan from pay in excess of $150,000. The
       Internal Revenue Code limited the total participant contribution during the 1994 Plan year to $9,240. In addition, for 1994, the Company made basic monthly matching contributions totalling $870,000 and declared a year-end performance matching contribution of $1,689,000. The basic monthly matching contributions were determined on the basis of 25% of the participant directed contribution, up to a maximum of 3% of compensation in each pay period and required the satisfaction of no performance objective.
       The year-end performance matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 50% of the participant-directed contribution during 1994, up to a maximum of 3% of compensation, for participants who were employees on December 31, 1994.

                                    - 8 -

                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1994 and 1993

  (5)  Withdrawals

       Participants, who are still employed by the Company, may only withdraw from their account for "financial hardship," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

  (6)  Loans

       Participants may borrow up to 50 percent of their before-tax account balance. Any loan must be in a multiple of $100, at least $1,000, and not more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

  (7)  Subsequent Event

       During 1994, the Plan was amended, effective January 1, 1995, to require that a participant in the Plan also be a participant in one of the qualified defined benefit pension plans maintained by the Company. The Company concurrently established a new defined contribution plan for the benefit of employees who do not participate in the Company's defined benefit plans.

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                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1994 and 1993

  (8)  Description of Investment Programs



       The participant may direct contributions, in multiples of ten percent, to any or all of the funds:

            Ceridian Stock Fund - Funds are invested in common stock of
       (a)
            Ceridian Corporation. Funds representing fractional shares remain in cash or short-term accounts.

       (b) New Horizons Fund - This is a T. Rowe Price mutual fund which primarily invests in common stock of emerging growth companies to seek long-term growth of capital.

            International Stock Fund - This is a T. Rowe Price mutual fund
       (c)
            which invests in stocks and bonds of established non-U.S. issuers for long-term growth of capital and income.

            Capital Appreciation Fund - This is a T. Rowe Price mutual fund
       (d)
            which invests primarily in common stocks and related securities to maximize capital appreciation.

            Prime Reserve Fund - This is a T. Rowe Price money market
       (e)
            mutual fund.

            New Income Fund - This is a T. Rowe Price mutual fund which
       (f)
            invests in investment-grade corporate and government debt securities to provide the highest level of income over time, consistent with preservation of capital.

            Balanced Fund - This is a T. Rowe Price
       (g) mutual fund which invests in a diversified portfolio of common stocks and bonds to provide current income, capital appreciation, and preservation of capital.

       (h) Equity Income Fund - This is a T. Rowe Price mutual fund which invests primarily in dividend paying common stocks to provide growth of share value and high dividend income.

            Small-Cap Value Fund - This is a T.
       (I) Rowe Price mutual fund which seeks long-term growth of capital by investing in common stock of small U.S. companies which appear to be undervalued.

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                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1994 and 1993

  (9)  Number of Participants



       The number of participants in each investment program as of December 31, 1994 and 1993 is as follows:

                                               1994       1993

           Ceridian Stock Fund                 2,069      2,141
           New Horizons Fund                   1,962      1,953
           International Stock Fund            1,190        715
           Capital Appreciation Fund             622        474
           Prime Reserve Fund                  2,312      2,529
           New Income Fund                     1,366      1,667
           Balanced Fund                         516        418
           Equity Income Fund                  2,491      2,624
           Small-Cap Value Fund                  148         -

       The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

  (10) Income Tax Status

       The Plan has received a favorable determination letter of tax qualification dated March 7, 1984, from the Internal Revenue Service. The Plan administrator believes the Plan, subsequently amended, continues to qualify under the provisions of Section 401(a) of the Internal Revenue Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan, generally are not taxable until distributed or withdrawn.

  (11) Party-in-interest

       T. Rowe Price Trust Company, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transaction under ERISA section 408(b).

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
                                                                 Schedule 1

                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                     Item 27a - Schedule of Assets Held
                           for Investment Purposes
                              December 31, 1994
                           (Dollars in thousands)



         Description                 Shares or          Fair Market
                                     Face Value  Cost     Value



  Ceridian Stock Fund

  Ceridian Corporation Common Stock*  317,581  $  5,728  $  8,535

  T. Rowe Price Mutual Funds**


  New Horizons Fund                 1,256,374    18,533    18,544

  International Stock Fund            576,345     6,632     6,524

  Capital Appreciation Fund           218,175     2,691     2,640

  Prime Reserve Fund               18,680,528    18,681    18,681


  New Income Fund                   1,209,484    10,613    10,148

  Balanced Fund                       170,675     1,969     1,901

  Equity Income Fund                1,922,095    29,254    30,715

  Small-Cap Value Fund                 32,946       478       441

  Loan Fund

  Loans Receivable from Participants      ---     2,339     2,339



  (Range of interest rates 5.8%
    to 11.5%)

                                                $ 96,918  $100,468

 *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price
  Trust Company, which is a party-in-interest.

See Independent Auditors' Report
                                   - 12 -

                                                                 Schedule 2


                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

                     Item 27d - Reportable Transactions

   Series of Transactions in the Same Security Exceeding 5% of Plan Assets
                      at the Beginning of the Plan Year

                        Year Ended December 31, 1994


    Identity of Party        Total          Total
        Involved/         Dollar Value   Dollar Value     Net Gain
  Description of Asset    of Purchases    of Sales        or (Loss)

  T. Rowe Price
    New Horizons Fund*    $ 6,220,659    $ 3,717,326       $ 89,490

  T. Rowe Price
    Prime Reserve Fund*     7,248,456      8,160,257            ---

  T. Rowe Price
    Equity Income Fund*     7,136,484      5,177,261        371,261

  T. Rowe Price
    New Income Fund*        2,327,518      3,646,200        (27,462)

  T. Rowe Price
    International Stock
       Fund*                5,094,003      2,042,824        126,682

Note:  The number of purchases and sales represented by these reportable transactions is not available from the Plan's trustee.

*Since these transactions are with T. Rowe Price Trust Company, the Plan's trustee, they are with a party-in-interest.


  See Independent Auditors' Report



                                  SIGNATURE



       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     CERIDIAN CORPORATION
                                     PERSONAL INVESTMENT PLAN


  Date: June 22, 1995
                                By:  /s/John A. Haveman
                                     John A. Haveman
                                     Secretary for the Ceridian
                                       Corporation Retirement Committee




































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